**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**February 15, 2019**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Ascendis Pharma A/S**

**File No. 5-88586 - CF#37145**

---

Sofinnova Venture Partners IX, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Schedule 13D filed on January 11, 2019 relating to its beneficial ownership of ordinary shares of Ascendis Pharma A/S.

Based on representations by Sofinnova Venture Partners IX, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit H              through March 2, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Brent J. Fields
        Secretary